Exhibit 99.1

Lithium Americas Completes Acquisition of Arena Minerals

April 20, 2023 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) and Arena Minerals Inc. (TSX-V:AN) (“Arena”) are pleased to announce the completion of the previously announced plan of arrangement (the “Arrangement”) whereby Lithium Americas has acquired all of the issued and outstanding common shares of Arena. Arena owns 65% of the Sal de la Puna project covering approximately 13,200 hectares of the Pastos Grandes basin located in Salta, Argentina.

“With the completion of the acquisition, we have taken a big step towards consolidating the Pastos Grandes basin,” said John Kanellitsas, Vice Chairman of Lithium Americas. “While our focus remains on near-term startup of production at Caucharí-Olaroz, the addition of Arena provides increased flexibility as we continue to advance our growth plans in Argentina.”

Pursuant to the Arrangement, Lithium Americas has acquired 100% of the issued and outstanding shares of Arena (the “Arena Shares” and each an “Arena Share”) and Arena shareholders are entitled to receive 0.0226 of a common share of Lithium Americas and $0.0001 in cash in exchange for each Arena Share held immediately prior to closing of the Arrangement. In aggregate, the Company issued approximately 8.4 million Lithium Americas common shares under the Arrangement to former Arena securityholders as consideration for their respective Arena Shares and convertible securities.

Trading of the Arena Shares on the TSX Venture Exchange will remain halted until delisting.

Arena securityholders who have questions or who may need assistance with the completion of letters of transmittal are advised to contact Computershare at 1-800-564-6253 toll-free in North America, or by email at corporateactions@computershare.com.

BMO Capital Markets acted as financial advisor to Lithium Americas, and Cassels Brock & Blackwell LLP acted as Lithium Americas’ legal advisor. Cormark Securities acted as financial advisor to Arena, and Stikeman Elliott LLP acted as Arena’s legal advisor. Stifel GMP acted as financial advisor to the Special Committee of Arena.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities.

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and the Pastos Grandes represents regional growth. In the U.S., Thacker Pass has commenced construction and is targeting first production in the second half of 2026. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

FORWARD-LOOKING STATEMENTS

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the Arrangement, including statements with respect to the expected benefits of the Arrangement, Lithium Americas’ plans for the Pastos Grandes basin, the synergies resulting from the Arrangement and future plans and objectives of Lithium Americas.

Such statements represent the Lithium Americas’ current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: uncertainties with respect to the ability of the consolidated entity to realize the benefits anticipated from the Arrangement and the timing to realize such benefits; changes to current and future business plans; uncertainties with growth prospects and outlook of Lithium Americas’ business, including commencing commercial production at the Caucharí-Olaroz project; uncertainties with respect to regulatory matters; any impacts of COVID-19 on the business of the consolidated entity and the ability to advance projects; stock market conditions generally; demand, supply and pricing for lithium; and general economic and political conditions in Canada, Argentina and other jurisdictions where the Company conducts business.

Additional risks, assumptions and other factors upon which forward-looking information is based, as it pertains to Lithium Americas and its business, are set out in its latest management’s discussion and analysis and its most recent annual information form, and with respect to Arena, in its latest management’s discussion and analysis, copies of which are available under Lithium Americas’ profile and Arena’s profile on SEDAR at www.sedar.com. Also for further information on the transaction, including certain key risks, please refer to the March 6, 2023 information circular of Arena filed under the Arena’s profile at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to update or revise the forward-looking information contained in this news release, except as required by applicable law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.

EARLY WARNING DISCLOSURE

Prior to the Arrangement, Lithium Americas held 80,816,146 Arena Shares, representing approximately 19.9% of issued and outstanding Arena Shares on a non-diluted basis, and 6,838,571 Arena warrants. On completion of the Arrangement, Lithium Americas holds all outstanding Arena securities. An early warning report will be filed by Lithium Americas on SEDAR at www.sedar.com in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact the Corporate Secretary of Lithium Americas at 778-656-5820 or legal@lithiumamericas.com. The Company’s head office is located at 900 West Hastings Street, Suite 300, Vancouver, British Columbia, V6C 1E5.